SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                            For the Month of May 2003
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      |X|      Form 20-F          |_|    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      |_|      Yes                |X|    No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated May 20, 2003.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Report for the quarter ended March 31, 2003.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's condensed interim consolidated financial statements as of March 31, 2003.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.
                                  (Registrant)


                                  By:/s/ Arie Tal
                                     ---------------------------------------
                                     Name: Arie Tal
                                     Title:  Corporate Secretary

Dated:  May 20, 2003.

                                  EXHIBIT INDEX
                                  -------------

    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

       1.            Press release dated May 20, 2003.

       2.            Registrant's Management Report for the quarter ended March
                     31, 2003.

       3. Registrant's condensed interim consolidated financial statements as of March 31, 2003

                                    EXHIBIT 1
                                    ---------

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

                                                                EARNINGS RELEASE
                                                                ----------------

                ELBIT SYSTEMS REPORTS FIRST QUARTER 2003 RESULTS
                ------------------------------------------------

            REVENUES INCREASE 8.8%; BACKLOG OF ORDERS $1,691 MILLION
                         Earnings per Share $0.31

HAIFA, ISRAEL, MAY 20, 2003 - ELBIT SYSTEMS LTD. (THE "COMPANY") (NASDAQ: ESLT), the international defense company, today reported its consolidated results for the first quarter ended March 31, 2003.

CONSOLIDATED REVENUES FOR THE FIRST QUARTER OF 2003 increased 8.8% to $202.2 million from $185.8 million in the corresponding quarter in 2002.

CONSOLIDATED NET INCOME FOR THE FIRST QUARTER OF 2003 was $12.3 million (6.1% of revenues) as compared with $11.7 million (6.3% of revenues) in the same period in 2002. Diluted earnings per share for the first quarter of 2003 were $0.31 as compared with $0.29 for the first quarter of 2002.

GROSS PROFIT FOR THE FIRST QUARTER OF 2003 was $56.9 million (28.1% of revenues), as compared with gross profit of $52.3 million (28.1% of revenues) in the first quarter of 2002.

BACKLOG OF ORDERS as of March 31, 2003 reached $1,691 million, as compared with $1,689 million at the end of 2002. 63% of the backlog relates to orders outside of Israel. Approximately 80% of the Company's backlog as of March 31, 2003, is scheduled to be performed in the next three quarters of 2003 and during 2004.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "Our first quarter results demonstrate the continued implementation of our business strategy in today's evolving defense environment as both our revenues and earnings grow, while maintaining a solid backlog of orders.

Recent world events have highlighted the growing demand for new technologies in the areas of Command, Control and Communications (C(3)), Intelligence, Surveillance and Reconnaissance (ISR), Unmanned Airborne Vehicles (UAV) and Security. Our capabilities across these areas, which have become in recent years an increasingly important segment of our core business, in addition to our other business areas, position us well to take advantage of this trend in the global defense market," concluded Mr. Ackerman.

The Board of Directors declared a dividend of $0.09 per share for the first quarter of 2003. The dividend will be paid on June 16, 2003, net of taxes and levies, at the rate of 17%. The record date of the dividend is June 3, 2003.

CONFERENCE CALL

Elbit Systems cordially invites you to participate in our interactive conference call on Tuesday, May 20, 2003 at 10:30 AM ET. To take part in the conference call, please dial 1-866-500-4965 (U.S. and Canada) or 1-877-332-1104 (U.S.) or
+972-3-925-5910 (International) a few minutes before the 10:30 AM ET


                                    Exh 1-1
start time. For your convenience, an instant replay will be available starting at 12:30 PM ET the same day until Thursday, May 22, 2003 at 5:00 PM ET. The replay telephone number is 1-866-500-4965 (U.S. and Canada) or +972-3-925-5945 (International).

This call will also be broadcasted live on: WWW.ELBIT.CO.IL and an online replay will be available for 30 days.

ABOUT ELBIT SYSTEMS LTD.

ELBIT SYSTEMS LTD. IS AN INTERNATIONAL DEFENSE ELECTRONICS COMPANY ENGAGED IN A WIDE RANGE OF DEFENSE-RELATED PROGRAMS THROUGHOUT THE WORLD, IN THE AREAS OF AEROSPACE, GROUND AND NAVAL SYSTEMS, COMMAND, CONTROL, COMMUNICATIONS, COMPUTERS AND INTELLIGENCE (C4I) AND ADVANCED ELECTRO-OPTIC TECHNOLOGIES. THE COMPANY FOCUSES ON THE UPGRADING OF EXISTING MILITARY PLATFORMS AND DEVELOPING NEW TECHNOLOGIES FOR DEFENSE APPLICATIONS. FOR FURTHER INFORMATION, PLEASE VISIT THE COMPANY WEB SITE AT WWW.ELBIT.CO.IL.

CONTACT
-------

Arie Tal, Corporate Secretary,                        Marilena LaRosa
Ilan Pacholder, VP Finance                            Investor Relations
Elbit Systems Ltd.                                    The Anne McBride Company
Tel: 972-4 831-6632                                   1212-983-1702
Fax: 972-4 831-6659                                   mlarosa@annemcbride.com


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.






                                    Exh 1-2

                               ELBIT SYSTEMS LTD.
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                           (In thousand of US Dollars)


                                                   March 31        December 31
                                                     2003             2002
                                                  UNAUDITED          AUDITED
                                               ---------------    --------------

   ASSETS
   ------

   Current Assets:
   Cash and short term deposits                       71,598            77,930
   Trade receivable and others                       251,912           262,100
   Inventories, net of advances                      240,891           220,399
                                               ---------------    --------------
   Total current assets                              564,401           560,429

   Affiliated Companies & other Investments           36,090            33,051
   Long-term receivables & others                     17,861            31,186
   Fixed Assets, net                                 208,854           202,961
   Other assets, net                                 104,035           105,769
                                               ---------------    --------------
                                                     931,241           933,396
                                               ===============    ==============


   LIABILITIES AND SHAREHOLDER'S EQUITY
   ------------------------------------

   Current liabilities                               359,926           362,835
   Long-term liabilities                             144,860           154,483
   Minority Interest                                   4,460             4,717
   Shareholder's equity                              421,995           411,361
                                               ---------------    --------------
                                                     931,241           933,396
                                               ===============    ==============



                                    Exh 1-3

                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
            (In thousand of US Dollars, except for per share amounts)

                                                             Three Months Ended            Year Ended
                                                                   March 31                 December 31
                                                             2003           2002               2002
                                                        -------------  ------------     -----------------
                                                                  Unaudited                   Audited

Revenues                                                    202,190       185,783                 827,456
Cost of revenues                                            145,291       133,530                 595,512
Non-recurring charge                                              -             -                   9,801
                                                        -------------  ------------     -----------------
  Gross Profit                                               56,899        52,253                 222,143

Research and development, net                                14,852        12,632                  57,010
Marketing and selling                                        16,153        14,688                  65,691
General and administrative                                   10,984         9,715                  41,651
                                                        -------------  ------------     -----------------
Total operating expenses                                     41,989        37,035                 164,352
                                                        -------------  ------------     -----------------

Operating income                                             14,910        15,218                  57,791

Financial income (expenses), net                             (1,276)            8                  (3,035)
Other income (expenses), net                                    109          (146)                   (462)
                                                        -------------  ------------     -----------------
  Income before income taxes                                 13,743        15,080                  54,294
Provisions for income taxes                                   3,646         3,914                   9,348
                                                        -------------  ------------     -----------------
                                                             10,097        11,166                  44,946

Company's share of partnerships and affiliated
 Companies income (loss), net                                 1,901            (4)                    675
Minority rights                                                 257           548                    (508)
                                                        -------------  ------------     -----------------
  Net income                                                 12,255        11,710                  45,113
                                                        =============  ============     =================

Basic Earnings per share                                       0.32          0.30                    1.17
                                                        =============  ============     =================

Diluted net earnings per share                                 0.31          0.29                    1.13
                                                        =============  ============     =================
Net earnings excluding OCS charge and tax
adjustment                                                   12,255        11,710                  50,153
                                                        =============  ============     =================
Diluted earnings per share excluding OCS charge and
tax adjustment                                                 0.31          0.29                    1.26
                                                        =============  ============     =================





                                    Exh 1-4

                                    EXHIBIT 2
                                    ---------
                               ELBIT SYSTEMS LTD.
                               ------------------
                              MANAGEMENT'S REPORT
                              -------------------
                      FOR THE QUARTER ENDED MARCH 31, 2003
                      ------------------------------------


This report should be read together with the Company's unaudited financial statements for the quarter ended March 31, 2003, the Company's audited consolidated financial statements and related notes for the year ended December 31, 2002 and the Company's Form 20-F for the year ended December 31, 2001, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

A.   The Company's Business Overview
     -------------------------------

     Elbit Systems Ltd. ("Elbit Systems") and its subsidiary companies (together the "Company" or the "Group") operate in the area of upgrading existing airborne, ground and naval defense platforms and are engaged in projects involving the design, development, manufacture, integration and marketing of advanced integrated defense systems, electronic systems, electro-optic systems and products, software intensive programs and products for the defense and homeland security sectors. In addition, the Company provides support and services for such platforms, systems and products.

     The Company is engaged in the design, development, manufacture and integration of electronic and electro-optic systems and products for various leading projects in Israel and worldwide, in areas such as air, ground and naval Command, Control, Communication, Computers, Intelligence, Surveillance and Reconnaissance ("C4ISR") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems and products, security systems and products, surveillance products and systems and electric drive systems.

     The Company provides a wide range of logistic support services, including operation of pilot training services for the Israeli Air Force on a private financing initiative ("PFI") basis. Several of the Group's companies also provide advanced engineering and manufacturing services to various customers, utilizing their advanced manufacturing capabilities. The Company often cooperates with industries in Israel and in various other countries.

B.   BACKLOG OF ORDERS
     -----------------

     The Company's backlog of orders as of March 31, 2003 reached $1,691 million, of which 63% were for orders outside Israel. The Company's backlog as of December 31, 2002 was $1,689 million, out of which 62% were for orders outside Israel.

     Approximately 80% of the Company's backlog as of March 31, 2003 is scheduled to be performed in the following three quarters of 2003 and during 2004. The majority of the 20% balance is scheduled to be performed in 2005 and 2006.


                                    Exh 2-1

C.   MAJOR SUBSIDIARIES AND AFFILIATED COMPANIES
     -------------------------------------------

     o Elop Electro-Optics Industries Ltd. ("El-Op") - a wholly owned subsidiary registered in Israel, is engaged in the field of advanced electro-optical products for defense, homeland security and civil applications. El-Op's main areas of activity include development and production of thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optical communications systems, fire control systems for combat vehicles, homeland security products and other systems for defense applications.

     o EFW Inc. ("EFW") - a wholly owned subsidiary registered in the United States, serves as the base for the Group's activities in the United States, mainly in the area of development, production and maintenance of advanced defense products and systems.

     o Vision Systems International LLC ("VSI") - an affiliated company in the United States, owned 50% each by EFW and Rockwell Collins Inc., is engaged in the area of helmet mounted systems primarily for fighter aircraft.

     o Cyclone Aviation Products Ltd. ("Cyclone") - a wholly owned subsidiary registered in Israel, provides logistic support and maintenance services for aircraft and helicopters and manufactures structure components and sub-assemblies for aircraft.

     o Silver Arrow LP - a wholly owned limited partnership registered in Israel, is engaged in the business of UAV systems and products.

     o Ortek Ltd. ("Ortek") - a wholly owned subsidiary registered in Israel, is engaged mainly in the area of security products and systems and night vision equipment.

     o Kinetics Ltd. ("Kinetics") - a 51% owned subsidiary registered in Israel, is involved mainly in the development and production of systems and components for armored vehicles.

     o Semi-Conductor Devices ("SCD") - an Israeli affiliated partnership, owned 50% each by the Company and Rafael Armaments Development Authority Ltd. ("Rafael"), is engaged in the development and production of infrared detectors and laser diodes.

     o Opgal Optronic Industries Ltd. ("Opgal") - an Israeli affiliated company, owned 50.1% by the Company and 49.9% by Galram Technologies Ltd., a wholly owned subsidiary of Rafael, is engaged mainly in the area of thermal imaging systems for commercial applications.

     o The Company has holdings, directly and indirectly, in several relatively small companies in various countries. These companies are engaged mainly in the manufacturing, marketing and servicing of defense avionics and electronics as well as defense related software.

     o The Company also has holdings, directly and indirectly, in several technology spin-off companies whose activities are based on technologies that were developed by the Company. The spin-off companies are involved primarily in the areas of optical communications, space satellites and medical equipment.

     On May 16, 2003 the Company announced that MediGuide Inc., a privately funded venture in which the Company is a majority shareholder, has signed an agreement with Boston Scientific Corporation ("BSC") to develop and commercialize technology platforms in the field of 3-D

                                    Exh 2-2
     intravascular imaging and intrabody navigation. The agreement includes an equity investment in MediGuide by BSC, co-development responsibilities, exclusive global distribution by BSC and an option for BSC to acquire MediGuide at a future date.

     The Company evaluates investments in affiliates, partnerships and other companies, and when relevant factors indicate other than temporary decline in the fair value of the investments below their carrying value, the Company adjusts the investment to the estimated fair value. The value of these companies is subject to ongoing changes resulting from their business conditions.

D.   CRITICAL ACCOUNTING POLICIES AND ESTIMATES
     ------------------------------------------

     The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2002.

     The Company's results of operations and financial condition are based on the preparation of consolidated financial statements in conformity with generally accepted accounting principles in the U.S. ("U.S. GAAP"). The preparation of the consolidated financial statements requires management to select accounting policies for critical accounting areas as well as estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions and changes in critical accounting policies could materially impact the Company's operating results and financial condition.

     In the Company's opinion, its most critical accounting policy relates to revenue recognition based on SOP 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts", which is relevant to most of its revenues.

     Under SOP 81-1, the Company has adopted the "percentage of completion" accounting method. Under this method, the Company recognizes revenues and profits on long-term fixed price contracts generally based on the ratio of costs incurred to estimates of costs to be incurred for the total contract. Under this approach, the Company compares estimated costs to complete an entire contract to total revenues for the term of the contract to arrive at an estimated gross margin percentage for each contract. The estimated gross margin percentage is applied to the cumulative revenue recognized on the contract to arrive at cost of sales for the period.

     Management reviews these estimates periodically and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period in which the change becomes known. If increases in projected costs to complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known.

     A number of internal and external factors affect the Company's cost estimates, including labor rates, estimated future material prices, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in the application of this and other accounting policies, it is likely that materially different amounts would be reported in the Company's consolidated financial statements.

E.   IMPAIRMENT OF GOODWILL AND OTHER LONG-LIVED ASSETS
     --------------------------------------------------

     Consistent with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized, and is tested at least annually for

                                    Exh 2-3
     impairment. As of March 31, 2003, the Company's goodwill and assembled work force amounted to $32.2 million.

     Consistent with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. As of March 31, 2003, the Company's long-lived assets amounted to $280.7 million, including $71.9 million in intangible assets, and the Company concluded that no assessment of impairment loss was necessary.

     Should  future   impairment  tests  made  by  the  Company  determine  that impairment has occurred in the value of the Company's goodwill or long-lived assets exists, such impairment may have a material effect on the financial results of the Company in the period in which the impairment is determined.

F.   SUMMARY OF FINANCIAL RESULTS
     ----------------------------

     The following table sets forth the consolidated statements of operations of the Company and its subsidiaries for the three-month periods ended March 31, 2003 and March 31, 2002.

                                                                                 For the three months ended
                                                                                          March 31
                                                                  -------------------------------------------------------
                                                                           2003                           2002
                                                                  ------------------------        -----------------------
                                                                      $              %                $             %
                                                                  ---------      ---------        ----------    ---------
                                                                 (In thousands of U.S. dollars except per share data)
          Total revenues                                            202,190          100.0           185,783        100.0

          Cost of revenues                                          145,291           71.9           133,530         71.9
                                                                  ---------      ---------        ----------    ---------

          Gross profit                                               56,899           28.1            52,253         28.1
                                                                  ---------      ---------        ----------    ---------

          Research and development expenses, net                     14,852            7.3            12,632          6.8

          Marketing and selling expenses                             16,153            8.0            14,688          7.9

          General and administrative expenses                        10,984            5.4             9,715          5.2
                                                                  ---------      ---------        ----------    ---------

                                                                     41,989           20.7            37,035         19.9
                                                                  ---------      ---------        ----------    ---------
          Operating  income                                          14,910            7.4            15,218          8.2
          Finance income (expenses), net                            (1,276)          (0.6)                 8          0.0
          Other income (expenses), net                                  109            0.1             (146)        (0.1)
                                                                  ---------      ---------        ----------    ---------
          Income before income taxes                                 13,743            6.9            15,080          8.1
          Taxes on income                                             3,646            1.8             3,914          2.1
                                                                  ---------      ---------        ----------    ---------
                                                                     10,097            5.1            11,166          6.0
          Minority interest in losses of subsidiaries                   257            0.0               548          0.3
          Equity in net earnings (losses) of affiliated
          companies and partnerships                                  1,901            1.0               (4)        (0.0)
                                                                  ---------      ---------        ----------    ---------

          Net earnings                                               12,255            6.1            11,710          6.3
                                                                     ======            ===            ======          ===

          Diluted earnings per share                                   0.31                             0.29
                                                                       ====                             ====

                                    Exh 2-4

     FIRST QUARTER OF 2003 COMPARED WITH THE FIRST QUARTER OF 2002
     -------------------------------------------------------------

     REVENUES
     --------

     The Company's consolidated revenues increased by 8.8%, from $185.8 million in the first quarter of 2002 to $202.2 million in the first quarter of 2003.

     The following table sets forth the Company's revenue distribution by areas of operation:

                                                                   Three-Month Period ended
                                                         ------------------------------------------------
                                                           March 31, 2003             March 31, 2002
                                                         ----------------------     ---------------------
                                                         $ millions           %     $ millions          %
     Airborne systems                                          98.9        48.9           92.3       49.7
     Armored vehicle systems                                   32.3        16.0           27.2       14.6
     C4I systems                                               32.0        15.8           28.6       15.4
     Electro-optics                                            27.2        13.5           29.2       15.7
     Other  (mainly non-defense engineering and
     production services)                                      11.8         5.8            8.5        4.6
                                                               ----         ---            ---        ---
     Total                                                    202.2       100.0          185.8      100.0
                                                              =====       =====          =====      =====

         The following table sets forth the Company's distribution of revenues by geographical regions:

                                                                   Three-Month Period ended
                                                         ------------------------------------------------
                                                           March 31, 2003             March 31, 2002
                                                         ----------------------     ---------------------
                                                         $ millions           %     $ millions          %

     Israel                                                    50.4        24.9           49.4       26.6
     United States                                             77.1        38.1           49.3       26.5
     Europe                                                    21.4        10.6           40.6       21.8
     Other countries                                           53.3        26.4           46.5       25.1
                                                               ----        ----           ----       ----
     Total                                                    202.2       100.0          185.8      100.0
                                                              =====       =====          =====      =====

     The Company's sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company's revenues is subject to governmental budgetary constraints. The recent economic situation in Israel has created some uncertainty with respect to the Israeli Government's general and defense budgets.

     Revenues in the United States increased by 56.4%, from $49.3 million to $77.1 million. Revenues also increased in Other Countries, mainly in Latin America and Asia, while revenues in Europe declined as deliveries under certain major programs entered final phases.

     GROSS PROFIT
     ------------

     Reported gross profit in the quarter ended March 31, 2003 was $56.9 million as compared to $52.3 in the quarter ended March 31, 2002. The gross profit margin in both periods was 28.1%.

     The Company's gross profit represents the aggregate results of the Company's activities and projects, and is based on the mix of programs in which the Company is engaged during the reported period.


                                    Exh 2-5

     The Company's cost of goods sold included in the first quarter of 2003 $0.5 million in non cash expenses associated with its "phantom" option plan, as compared to an immaterial amount in the first quarter of 2002.

     RESEARCH AND DEVELOPMENT ("R&D")
     --------------------------------

     The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

     Gross R&D expenses in the quarter ended March 31, 2003 totaled $15.7 million (7.8% of revenues), as compared to $13.9 million (7.5% of revenues) in the quarter ended March 31, 2002.

     Net R&D expenses (after deduction of the Government of Israel Chief Scientist ("OCS") participation) in the quarter ended March 31, 2003 totaled $14.9 million (7.3% of revenues), as compared to $12.6 million (6.8% of revenues) in the quarter ended March 31, 2002. The OCS' participation in the Company's R&D expenses in the first quarter of 2003 was lower than in the comparative period in 2002.

     The Company's R&D activities in the reported period were in accordance with its plans.

     MARKETING AND SELLING EXPENSES
     ------------------------------

     Marketing and selling expenses in the quarter ended March 31, 2003 were $16.2 million (8.0% of revenues), as compared to $14.7 million (7.9% of revenues) in the quarter ended March 31, 2002.

     The Company invests significantly in developing new markets and pursues at any given time various business opportunities. The continued investment in developing new business opportunities, as well as the increased level of revenues and the increased length of time required for marketing efforts until orders are received, generated a higher level of sales and marketing expenses in the first quarter of 2003 as compared to the first quarter of 2002.

     GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES
     -------------------------------------------

     G&A expenses were $11.0 million (5.4% of revenues) in the quarter ended March 31, 2003, as compared to $9.7 million (5.2% of revenues) in the quarter ended March 31, 2002.

     During the first quarter of 2003, the Company's G&A expenses included $0.9 million in non cash expenses associated with the Company's "phantom" option plan, as compared to an immaterial amount in the first quarter of 2002.

     OPERATING PROFIT
     ----------------

     As a result of all of the above, reported operating income in the quarter ended March 31, 2003 was $14.9 million (7.4% of revenues), as compared to $15.2 million (8.2% of revenues) in the quarter ended March 31, 2002.

     The majority of the Company's operating expenses were related to the Company's investment in the development of future technologies and products, and in generating new business. These expenses are included in the Company's R&D and marketing and sales expenses, which together account for 74% of the operating expenses.

                                    Exh 2-6

     FINANCE EXPENSE (NET)
     ---------------------

     Net finance expense in the quarter ended March 31, 2003 was $1.3 million, as compared to an immaterial amount of finance income in the quarter ended March 31, 2002.

     The increase in the net finance expense resulted mainly from a lower level of finance income generated in the first quarter of 2003 as compared to the first quarter of 2002.

     TAXES ON INCOME
     ---------------

     Provision for taxes in the quarter ended March 31, 2003 was $3.6 million (effective tax rate of 26.5%), as compared to a provision for taxes of $3.9 million (effective tax rate of 26.0%) in the quarter ended March 31, 2002.

     The Company's tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group's companies generating the taxable income operate.

     COMPANY'S SHARE IN EARNINGS OF AFFILIATED COMPANIES AND PARTNERSHIPS
     --------------------------------------------------------------------

     In the first quarter of 2003 the Company had net income of $1.9 million from its share in earnings of affiliated companies and partnerships, as compared to an immaterial loss in the first quarter of 2002. These companies, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in the Company's core business areas, including electro-optics and airborne systems.

     NET EARNINGS AND EARNINGS PER SHARE ("EPS")
     -------------------------------------------

     Reported net earnings in the quarter ended March 31, 2003 was $12.3 million (6.1% of revenues), as compared to reported net earnings of $11.7 million (6.3% of revenues) in the quarter ended March 31, 2002. Diluted EPS in the quarter ended March 31, 2003 was $0.31, as compared to $0.29 per share in the quarter ended March 31, 2002.

     The number of shares used for computation of diluted EPS in the quarter ended March 31, 2003 was 39,793 thousand shares, as compared to 40,128 thousand shares in the quarter ended March 31, 2002. The decrease in the number of shares was due mainly to the change in the average share price during the first quarter of 2003 which, due to the impact of the Company's stock options plan, affects the number of shares calculated on a diluted basis.

G.   LIQUIDITY AND CAPITAL RESOURCES
     -------------------------------

     The Company's cash flows are affected by the cumulative cash flows of its various projects in the reported periods. Project cash flows are affected by the timing of the receipt of advances and the collection of accounts receivable from customers, which relate to specific events during the project, while expenses are on-going. As a result, the Company's cash flows may vary from one period to another.

     The Company's policy is to invest its cash surplus primarily in interest bearing deposits in accordance with its projected needs.

                                    Exh 2-7

     The resources available to the Company include mainly profits, collection of accounts receivable, advances from customers, as well as Government of Israel grants and participation and bank financing in Israel and elsewhere based on its capital, assets and activities. In addition, the Company has the ability to raise funds through the offering of shares and debentures to the public from time to time.

     The Company's net cash flows generated from operating activities in the quarter ended March 31, 2003 were $22.7 million, resulting mainly from net income for the period and collection of accounts receivables. The cash inflows were partially offset, mainly by an increase in inventories and a decrease in advances received from customers.

     Net cash flows used for investment activities in the quarter ended March 31, 2003 were $13.9 million, which were used mainly for procurement of property, plant and equipment. The investments were made primarily in equipment for the Group's various manufacturing plants and in buildings being constructed at Elbit Systems' facility in Haifa, Israel and El-Op's site in Rehovot, Israel. The buildings are planned to house employees currently located in various leased locations in the industrial parks in which the respective companies are located.

     Net cash flows used for financing activities in the quarter ended March 31, 2003 were $14.9 million, which were used mainly for reduction of short and long-term borrowings.

     On March 31, 2003, the Company had total borrowings in the amount of $89.1 million, including $68.4 million in long-term loans, and $374 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On March 31, 2003, the Company had a cash balance amounting to $70.2 million.

     As of March 31, 2003, the Company had working capital of $204.5 million, and its current ratio was 1.57. The Company's ratio of equity to total assets was 45.3%.

H.   DERIVATIVES AND HEDGES
     ----------------------

     Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit exposure. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than US dollars and New Israeli Shekels ("NIS"). The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

     On March 31, 2003, the Company's liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations. The Company's deposits and loans are based on variable interest rates, and their value as of March 31, 2003 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company's results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

     The Company's functional currency is the U.S. dollar. On March 31, 2003, the Company had exposure due to liabilities denominated in NIS of $41.6 million in excess of its NIS denominated assets. These liabilities represent mostly wages, trade payables and the debt to the OCS resulting from the OCS agreement entered into in 2002 (See Note 16 to the audited consolidated financial statements for the year ended December 31, 2002). The amount of the Company's exposure to the value of the NIS changes from time to time. On March 31, 2003, the Company had forward contracts covering NIS exposure in the amount of $15.0 million.


                                    Exh 2-8

     Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of March 31, 2003 by forward contracts. On March 31, 2003, the Company had contracts for the sale and purchase of such foreign currencies totaling $20.7 million. The results of financial derivative activities in this quarter were not material.

I.   DIVIDENDS
     ---------

     The Board of Directors declared on May 19, 2003 a dividend of $0.09 per share.

                                      * * *

     -----------------------------------------------------------------

     Forward looking statements with respect to the Company's business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings.


                                    Exh 2-9

                                    EXHIBIT 3
                                    ---------




                     ---------------------------------------
                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
                     ---------------------------------------


                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2003
                              --------------------
                                   (Unaudited)
                         (In thousands of U.S. dollars)














                                    Exh 3-1

                     ---------------------------------------
                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
                     ---------------------------------------



                                 C O N T E N T S


                                                                     Page
                                                                     ----


CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                        3 - 4

  Consolidated Statements of Operations                                5

  Consolidated Statements of Changes in Shareholder's Equity           6

  Consolidated Statements of Cash Flows                              7 - 8

  Notes to the Consolidated Financial Statements                     9 - 12






                                   # # # # # #











                                    Exh 3-2

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. dollars)

                                                                           MARCH 31,         DECEMBER 31,
                                                                             2003                2002
                                                                        -------------        -------------
                                                                           UNAUDITED            AUDITED

CURRENT ASSETS
  Cash and cash equivalents                                                  $70,237              $76,280
  Short-term bank deposits                                                     1,361                1,650
  Trade receivables, net of allowance for doubtful
    accounts of $3,509 and $3,411 as of March 31, 2003
    and December 31, 2002, respectively.                                     212,006              227,724
  Other receivables and prepaid expenses                                      39,906               34,376
  Inventories, net of advances                                               240,891              220,399
                                                                        -------------        -------------
  Total current assets                                                       564,401              560,429
                                                                        -------------        -------------

INVESTMENTS AND LONG-TERM RECEIVABLES
  Investments in affiliated companies and partnership                         24,986               21,947
 Investments in other companies                                               11,104               11,104
  Long-term receivables                                                        7,511               20,859
  Long-term bank deposits and loan                                             3,579                3,686
 Severance pay fund                                                            6,771                6,641
                                                                        -------------        -------------
                                                                              53,951               64,237
                                                                        -------------        -------------

PROPERTY, PLANT AND EQUIPMENT, NET                                           208,854              202,961
                                                                        -------------        -------------

OTHER ASSETS, NET
  Goodwill and assembled work-force, net                                      32,185               32,162
  Know-how and other intangible assets, net                                   71,850               73,607
                                                                        -------------        -------------
                                                                             104,035              105,769
                                                                        -------------        -------------

                                                                            $931,241             $933,396
                                                                        =============        =============

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                     Exh 3-3

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)

                                                                           MARCH 31,        DECEMBER 31,
                                                                             2003               2002
                                                                        -------------        -------------
                                                                           UNAUDITED           AUDITED

CURRENT LIABILITIES
  Short-term bank credit and loans                                           $20,737              $30,915
  Dividend payable                                                             3,492                    -
  Trade payables                                                              82,888               82,521
  Other payables and accrued expenses                                        147,180              140,981
  Customer advances and amounts in excess of
     costs incurred                                                          105,629              108,418
                                                                        -------------        -------------
  Total current liabilities                                                  359,926              362,835
                                                                        -------------        -------------

LONG-TERM LIABILITIES
  Long-term loans                                                             68,407               73,173
  Advances from customers                                                     35,436               40,411
  Deferred income taxes                                                       15,894               16,413
  Accrued severance pay                                                       25,123               24,486
                                                                        -------------        -------------
                                                                             144,860              154,483
                                                                        -------------        -------------

MINORITY INTEREST                                                              4,460                4,717
                                                                        -------------        -------------

SHAREHOLDERS' EQUITY
  Share capital
    Ordinary  shares of NIS1 par value;  Authorized  -  80,000,000 shares as of March 31, 2003 and December 31, 2002,
      respectively;  Issued - 39,252,083 and 39,212,328 shares as of
      March  31,  2003 and  December  31,  2002, respectively;
      Outstanding - 38,843,262 and 38,803,507 shares as of March 31,
      2003 and December 31, 2002, respectively                                11,162              11,154
  Accumulated other comprehensive loss                                        (2,882)             (2,882)
  Additional paid-in capital                                                 250,250             248,387
  Retained earnings                                                          167,786             159,023
  Treasury stock- 408,821 shares as of March 31, 2003
     and December 31, 2002, respectively                                      (4,321)             (4,321)
                                                                        -------------        -------------
                                                                             421,995             411,361
                                                                        -------------        -------------

                                                                            $931,241            $933,396
                                                                        =============        =============

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                     Exh 3-4

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (In thousands of U.S. dollars, except per share data)

                                                                       THREE MONTHS ENDED              YEAR ENDED
                                                                            MARCH 31,                 DECEMBER 31,
                                                                        2003            2002              2002
                                                                    ------------    ------------     --------------
                                                                              UNAUDITED                  AUDITED

Revenues                                                                $202,190        $185,783           $827,456
Cost of revenues                                                         145,291         133,530            605,313
                                                                    ------------    ------------     --------------
           Gross profit                                                   56,899          52,253            222,143
                                                                    ------------    ------------     --------------

Research and development costs, net                                       14,852          12,632             57,010
Marketing and selling expenses                                            16,153          14,688             65,691
General and administrative expenses                                       10,984           9,715             41,651
                                                                    ------------    ------------     --------------

                                                                          41,989          37,035            164,352
                                                                    ------------    ------------     --------------

         Operating income                                                 14,910          15,218             57,791

Financial income (expenses), net                                         (1,276)               8            (3,035)
Other income (expenses), net                                                 109           (146)              (462)
                                                                    ------------    ------------     --------------
       Income before taxes on income                                      13,743          15,080             54,294
Taxes on income                                                            3,646           3,914              9,348
                                                                    ------------    ------------     --------------
                                                                          10,097          11,166             44,946
Equity in net earnings (losses) of affiliated companies and
   partnership                                                             1,901             (4)                675

Minority interest                                                            257             548              (508)
                                                                    ------------    ------------     --------------
         Net income                                                      $12,255         $11,710            $45,113
                                                                    ============    ============     ===============

  Earnings per share
   Basic net earnings per share                                           $0.32            $0.30              $1.17
                                                                    ============    ============     ===============

    Weighted average number of shares used in computation (in
       thousand)                                                          38,823          38,401             38,489
                                                                    ============    ============     ===============

   Diluted net earnings per share                                         $0.31            $0.29              $1.13
                                                                    ============    ============     ===============

    Weighted average number of shares used in computation (in
       thousand)                                                          39,793          40,128             39,863
                                                                    ============    ============     ===============

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                     Exh 3-5

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF CHANGES

                             IN SHARHOLDER'S EQUITY
                         (In thousands of U.S. dollars)

                                                                                                  Accumulated
                                                  Number of                       Additional      other
                                                  outstanding                     paid-in         comprehensive    Retained
                                                  shares           Share capital  capital         loss             earnings
                                                  --------------   -------------  -------------   ---------------  -------------

BALANCE AS OF JANUARY 1, 2002 (AUDITED)               38,330,272        11,054$         244,625   $             -     126,627$
    Exercise of options                                  473,235            100           4,040                 -            -
   Tax benefit in respect of options exercised                 -              -             648                 -            -
   Amortization of stock compensation                          -              -           (926)                 -            -
   Dividends paid                                              -              -               -                 -     (12,717)
   Net income                                                  -              -               -                 -       45,113
    Minimum pension liability                                  -              -               -           (2,882)            -
                                                  --------------   -------------  -------------   ---------------  -------------

BALANCE AS OF DECEMBER 31, 2002 (AUDITED)             38,803,507         11,154         248,387           (2,882)      159,023
    Exercise of options                                   39,755              8             420                 -            -
   Tax benefit in respect of options exercised                 -              -              52                 -            -
   Amortization of stock compensation                          -              -           1,391                 -            -
   Dividends paid                                              -              -               -                 -      (3,492)
   Net income                                                  -              -               -                 -       12,255
                                                  --------------   -------------  -------------   ---------------  -------------
BALANCE AS OF MARCH 31, 2003 (UNAUDITED)              38,843,262        11,162$         250,250           (2,882)     $167,786
                                                  ==============   =============  =============   ===============  ==============
BALANCE AS OF JANUARY 1, 2002 (AUDITED)               38,330,272        $11,054        $244,625                 -     $126,627

   Exercise of options                                   114,657             25           1,099                 -            -
   Tax benefit in respect of options exercised                                              270                 -            -
   Amortization of stock compensation                          -              -           (299)                 -            -
   Dividends paid                                              -              -               -                 -      (3,066)
   Net income                                                  -              -               -                 -       11,710
                                                  --------------   -------------  -------------   ---------------  -------------
BALANCE AS OF MARCH 31, 2002 (UNAUDITED)              38,444,929        $11,079        $245,695                 -     $135,271
                                                  ==============   =============  =============   ===============  ==============


                                                                   Total          Total
                                                  Treasury         shareholders'  comprehensive
                                                  Shares           equity         income
                                                  --------------   ------------   -------------

BALANCE AS OF JANUARY 1, 2002 (AUDITED)                  (4,321)   $    377,985   $
    Exercise of options                                        -          4,140
   Tax benefit in respect of options exercised                 -            648
   Amortization of stock compensation                          -          (926)
   Dividends paid                                              -       (12,717)
   Net income                                                  -         45,113         $45,113
    Minimum pension liability                                  -        (2,882)         (2,882)
                                                  --------------   ------------   -------------

BALANCE AS OF DECEMBER 31, 2002 (AUDITED)                (4,321)        411,361         $42,231
    Exercise of options                                        -            428   =============
   Tax benefit in respect of options exercised                 -             52
   Amortization of stock compensation                          -          1,391
   Dividends paid                                              -         (3,492)
   Net income                                                  -         12,255         $12,255
                                                  --------------   ------------   -------------
BALANCE AS OF MARCH 31, 2003 (UNAUDITED)                $(4,321)        $421,995        $12,255
                                                  ==============   =============  =============
BALANCE AS OF JANUARY 1, 2002 (AUDITED)                 $(4,321)        $377,985
    Exercise of options                                        -          1,124
   Tax benefit in respect of options exercised                 -            270
   Amortization of stock compensation                          -          (299)
   Dividends paid                                              -        (3,066)
   Net income                                                  -         11,710         $11,710
                                                  --------------   ------------   -------------
BALANCE AS OF MARCH 31, 2002 (UNAUDITED)                $(4,321)       $387,724         $11,710
                                                  ==============   =============  =============


               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                     Exh 3-6

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands of U.S. dollars)

                                                                                               THREE MONTHS ENDED      YEAR ENDED
                                                                                                     MARCH 31,         DECEMBER 31,
                                                                                              2003           2002         2002
                                                                                           -----------   ------------  ------------
                                                                                                    (UNAUDITED)          (AUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                                   $12,255        $11,710       $45,113
  Adjustments to reconcile net income to net cash provided by (used in) operating activities:
      Depreciation and amortization                                                              9,601          7,543        32,937
      Amortization of deferred stock compensation                                                1,391           (299)        (926)
      Deferred income taxes                                                                       (637)          (817)      (5,620)
      Severance pay fund                                                                          (130)           266         (113)
      Accrued severance pay                                                                        637            524         6,373
      Loss on disposal of property and equipment                                                   128             29           743
      Tax benefit in respect of options exercised                                                   52            270           648
      Other adjustments                                                                            (25)           (23)          683
      Minority interests                                                                          (257)          (548)          508
      Equity in net losses (earnings)  of affiliated companies and partnership                  (1,901)             4         (675)
  Changes in operating assets and liabilities:
      Decrease in trade receivables, other receivables and prepaid expenses                     23,904         18,416        58,554
      Increase in inventories                                                                  (19,505)       (15,763)     (55,106)
      Increase (decrease) in trade payable and accrued expenses                                  5,879        (29,840)     (19,321)
      Increase (decrease) in advances received from customers                                   (9,002)        (3,368)       42,999
      Liabilities to Chief Scientist                                                               337              -         9,197
                                                                                           -----------   ------------  ------------
  Net cash provided by (used in) operating activities                                           22,727        (11,896)      115,994
                                                                                           -----------   ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment and other assets                                   (14,594)        (8,430)     (46,003)
  Investment grants received for property, plant and equipment                                       -              -           119
  Acquisition of activity (Schedule A)                                                               -         (2,950)      (5,280)
  Investments in affiliated companies and subsidiaries                                               -           (775)      (1,681)
  Proceeds from sale of property, plant and equipment and investments                              706            346           956
  Long-term loan granted                                                                             -              -         (714)
  Short-term loan repaid (granted)                                                                (250)             -         1,371
  Long-term bank deposits made                                                                    (820)          (335)      (1,228)
  Long-term bank deposits redeemed                                                                 826            557         1,689
  Short-term bank deposits, net                                                                    250           (195)        (204)
                                                                                           -----------   ------------  ------------
         Net cash used in investing activities                                                 (13,882)       (11,782)     (50,975)
                                                                                           -----------   ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of options                                                                428          1,124         4,140
  Repayment of long-term bank loans                                                             (5,315)          (423)      (3,249)
  Proceeds from long-term bank loans                                                                 -          1,603         2,233
  Dividends paid                                                                                     -              -      (12,717)
  Change in short-term bank credit and loans, net                                              (10,001)        32,826      (19,729)
                                                                                           -----------   ------------  ------------
         Net cash provided by (used in) financing activities                                   (14,888)        35,130      (29,322)
                                                                                           -----------   ------------  ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                            (6,043)        11,452        35,697
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                                        76,280         40,583        40,583
                                                                                           -----------   ------------  ------------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                                             $70,237        $52,035       $76,280
                                                                                           ===========   ============  ===========

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                     Exh 3-7

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
                         (In thousands of U.S. dollars)


                                                                          THREE MONTHS ENDED           YEAR ENDED
                                                                              MARCH 31,                DECEMBER 31,
                                                                    ------------------------------   ----------------
                                                                         2003            2002              2002
                                                                    -------------    -------------   ----------------
                                                                              UNAUDITED                  AUDITED

SUPPLEMENTARY CASH FLOWS ACTIVITIES:

     Cash paid during the year for:
     Income taxes                                                        $4,631          $3,960               $21,730
                                                                    ==============   =============   ================
     Interest                                                              $872          $1,149                $2,947
                                                                    ==============   =============   ================


SCHEDULE A:
Activity acquired

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:


      Property, plant and equipment                                                       $(275)                $(275)
      Know-how and other intangible assets                                               (5,225)               (5,078)
                                                                                     -------------   -----------------
                                                                                         (5,500)               (5,353)
                                                                                     -------------   -----------------

      Less- Short term debt incurred on acquisition                                       2,550                   73
                                                                                     -------------   -----------------
                                                                                        $(2,950)              $(5,280)
                                                                                     =============   ================








               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                                     Exh 3-8

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
                         (In thousands of U.S. dollars)


NOTE 1  - GENERAL

     The accompanying financial statements have been prepared in a condensed format as of March 31, 2003, and for the three months then ended in accordance with generally accepted accounting principles in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. (See Note 5 for the reconciliation from US GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

     These statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2002.

     The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2002 in order to conform with the current year's presentation.

     Operating results for the three months ended March 31, 2003, are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.


NOTE 2 -   SIGNIFICANT ACCOUNTING  POLICIES

     The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements.

     The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted is the U.S. dollar.








                                     Exh 3-9

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

       NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED (CONT.)
                         (In thousands of U.S. dollars)



NOTE 3 - INVENTORIES, NET OF ADVANCES

                                                                 MARCH 31,         DECEMBER 31,
                                                                   2003                2002
                                                              --------------     -------------
                                                                 UNAUDITED           AUDITED

       Cost of long-term contracts in progress                   $225,551              $210,418
       Raw materials                                               80,402                75,579
       Advances to suppliers and subcontractors                    25,829                25,047
                                                              --------------     -------------
                                                                  331,782               311,044
       Less-
       Cost of contracts in progress deducted
         from customer advances                                    12,900                10,658
                                                              --------------     -------------

                                                                  318,882               300,386
       Less -
       Advances received from customers                            64,395               67,624
       Provision for losses                                        13,596               12,363
                                                              --------------     -------------
                                                                 $240,891             $220,399
                                                              ==============     =============





                                    Exh 3-10

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

       NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED (CONT.)
                         (In thousands of U.S. dollars)

NOTE 4 - STOCK-BASED COMPENSATION

     Pro  forma   information   under  SFAS  123   Accounting  for  Stock  Based
     Compensation is as follows:


                                                           THREE MONTHS        THREE MONTHS           YEAR
                                                              ENDED               ENDED          ENDED DECEMBER
                                                             MARCH 31,           MARCH 31,             31,
                                                               2003                2002                2002
                                                           -------------       -------------     --------------
                                                             UNAUDITED          UNAUDITED            AUDITED

     Net income as reported                                    $12,255              $11,710             $45,113

     Stock based compensation expense
       (income), related net of tax affect as
       reported                                                  1,022                (221)               (767)
     Stock based compensation (expense)
       under fair value bases of SFAS 123
       related net of tax affect as reported                     (679)                (681)             (3,059)
                                                           -------------       -------------     --------------

     Pro forma net income                                      $12,598              $10,808             $41,287
                                                           =============       =============     ==============
     Basic net income per share as reported                      $0.32                $0.30               $1.17
                                                           =============       =============     ==============

     Pro forma basic net income per share                        $0.32                $0.28               $1.07
                                                           =============       =============     ==============

     Diluted net income per share as reported                    $0.31                $0.29               $1.13
                                                           =============       =============     ==============
     Pro forma diluted net income per share                      $0.32                $0.27               $1.04
                                                           =============       =============     ==============


NOTE 5 - RECONCILIATION TO ISRAELI GAAP

     As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. See Note 26 to the 2002 annual financial statements for a description of the differences between US GAAP and Israeli GAAP in respect to the Company. The effects of the differences between US GAAP and Israeli GAAP on the Company's financial statements are detailed below.


                                    Exh 3-11

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

       NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED (CONT.)
                         (In thousands of U.S. dollars)

NOTE 5 - RECONCILIATION TO ISRAELI GAAP (CONT)

           1. EFFECT ON NET INCOME AND EARNINGS PER SHARE

                                                                        FOR THE THREE           FOR THE YEAR
                                                                         MONTHS ENDED               ENDED
                                                                          MARCH 31,             DECEMBER 31,
                                                                      2003         2002             2002
                                                                   ----------    ----------    ----------------
                                                                          UNAUDITED                AUDITED
           A) Net income as reported
                 according to U.S. GAAP                              $12,255        $11,710            $45,113
                Adjustments to Israeli GAAP                             (756)        (1,387)            (4,227)
                                                                   ----------    ----------    ----------------
              Net income according to Israeli
                  GAAP                                                $11,499       $10,323            $40,886
                                                                   ==========    ===========   ================

           B) Earnings per share
              Basic net income per share
                As reported according to U.S. GAAP                     $0.32          $0.30              $1.17

                As per Israeli GAAP                                    $0.30          $0.27              $1.03

              Diluted net income per share
                As reported according to U.S. GAAP                     $0.31          $0.29              $1.13

                As per Israeli GAAP                                    $0.29          $0.26              $0.96

           2. EFFECT ON SHAREHOLDERS' EQUITY

                                                                                                         AS PER
                                                                                                         ISRAELI
                                                                   AS REPORTED         ADJUSTMENTS        GAAP
                                                                   -----------      ----------------- ------------

            AS OF MARCH 31, 2003 (UNAUDITED)
              Shareholders' equity                                    $421,995             $(11,884)     $410,111
                                                                   ==============   =================  =============

            AS OF DECEMBER 31, 2002 (AUDITED)
              Shareholders' equity                                    $411,361             $(11,076)     $400,285
                                                                   ==============   =================  =============

                                  # # # # # # #



                                    Exh 3-12